SC 13G/A

schedule13g/A.txt

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G (Rule 13d-102)
Information to Be Included in Statements Filed Pursuant to
Rules 13d-1 (b), (c) and (d) and Amendments
Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934


(Name of Issuer) TARENA INTERNATIONAL, INC.

(Title of Class of Securities) American depository shares,
                               one of which represent one Class A ordinary share ,par value US$0.001 per share

(CUSIP Number)                 876108101


(Date of Event which Requires Filing of this Statement) 13 July, 2015


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
X Rule 13d-1(c)
  Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.NAMES OF REPORTING PERSONS:
LBN ADVISERS LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
NOT APPLICABLE


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)X

3.
SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION:
HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER:
0


6.

SHARED VOTING POWER:
1,179,731 American depositary shares,
which represent 1,179,731 Class A ordinary shares

7.
SOLE DISPOSITIVE POWER:
0


8.
SHARED DISPOSITIVE POWER:
1,179,731 American depositary shares,
which represent 1,179,731 Class A ordinary shares


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,179,731 American depositary shares,
which represent 1,179,731 Class A ordinary shares


10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.98%


12.

TYPE OF REPORTING PERSON (see instructions)
FI


Item 1.

(a)
Name of Issuer
Tarena International Inc.

(b)
Address of Issuers Principal Executive Offices
Suite 10017, Building E,
Zhongkun Plaza,
A18 Bei San Huan West Road,
Haidian 100098
China

Item 2.
(a)
Name of Person Filing
LBN Advisers Limited

(b)
Address of the Principal Office or, if none, residence
8/F, Hip Shing Hong Centre,
55 Des Voeux Road Central,
Central,
Hong Kong


(c)
Citizenship
Hong Kong


(d)
Title of Class of Securities
American depository shares, one of which represent one Class A ordinary share ,par value US$0.001 per share


(e)
CUSIP Number
876108101



Item 3.If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)
An investment adviser in accordance with SS240.13d-1(b)(1)(ii)(E);
(f)

An employee benefit plan or endowment fund in accordance with SS240.13d-1(b)(1)(ii)(F);

(g)
A parent holding company or control person in accordance with SS240.13d-1(b)(1)(ii)(G);


(h)
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

Group, in accordance with ?240.13d-1(b)(1)(ii)(J)


Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



(a)
Amount beneficially owned:
1,179,731 American depositary shares,
which represent 1,179,731 Class A ordinary shares

(b)
Percent of class:4.98%

(c)
Number of shares as to which the person has:
1,179,731 American depositary shares,
which represent 1,179,731 Class A ordinary shares


(i)
Sole power to vote or to direct the vote
0


(ii)
Shared power to vote or to direct the vote
1,179,731 American depositary shares,
which represent 1,179,731 Class A ordinary shares


(iii)
Sole power to dispose or to direct the disposition of
0


(iv)
Shared power to dispose or to direct the disposition of 1,179,731 American depositary shares, which represent 1,179,731 Class A ordinary shares




Item 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.Ownership of More than Five Percent on Behalf of Another Person. NOT APPLICABLE

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
NOT APPLICABLE

Item 8.Identification and Classification of Members of the Group.
NOT APPLICABLE

Item 9.Notice of Dissolution of Group.
NOT APPLICABLE

Item 10.Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date


14 JUL 2015
Signature

/s/ CHANG, SAM KIT BENJAMIN
Name/Title
CHANG, SAM KIT BENJAMIN/DIRECTOR